Filed Pursuant to Rule 433
Registration No. 333-145669
June 4, 2008

PRICING TERM SHEET

Underwriting Agreement dated June 4, 2008

Issuer:	Southwestern Electric Power Company
Designation:	Senior Notes, Series G, due 2019
Principal Amount:	$400,000,000
Maturity:	January 15, 2019
Coupon	6.45%
Interest Payment Dates:	January 15 and July 15
First Interest Payment Date:	January 15, 2009
Treasury Benchmark:	3.875% due May 15, 2018
Treasury Price:	99-21+
Treasury Yield:	3.915%
Reoffer Spread:	255 basis points
Yield to Maturity:	6.465%
Price to Public:	99.874% of the principal amount thereof
Transaction Date:	June 4, 2008
Settlement Date:	June 9, 2008 (T+3)
Redemption Terms:	At any time at a discount rate of the Treasury Rate plus 50 basis points
Minimum Denomination:	$2,000
CUSIP:	845437 BK 7
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
J. P. Morgan Securities Inc.
Co-Manager	Greenwich Capital Markets, Inc.
Ratings:	Baal by Moody’s Investors Service, Inc.
BBB by Standard & Poor’s Ratings Services
BBB+ by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by BNP Paribas Securities Corp. toll free at 1-800-854-5674, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, or J. P. Morgan Securities Inc. collect at 1-212-834-4533